240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  The Green Century Equity Fund
NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston MA 02109

Shareholders encourage a “yes” vote for shareholder proposal number 5 “Safer Alternatives for Natural Gas Exploration and Development.”

The Green Century Equity Fund (the “Proponent”) believes that concerns about hydraulic fracturing operations pose substantial business risks salient to investors. Williams depends on hydraulic fracturing (“fracturing”) to extract natural gas yet does not provide investors  critically needed information on impacts  and risks.

Hydraulic fracturing operations have been linked to environmental risks that could have significant financial implications for the companies involved and are leading to increased regulatory scrutiny.  Consequently, Williams may face substantial business risks but, currently, the company does not provide investors the necessary information on its hydraulic fracturing operations to determine whether it is successfully managing such risks.

Williams is the 10th largest natural gas producer1 in the United States, operating in Wyoming, Colorado, New Mexico, Oklahoma, Texas and beginning to expand into Pennsylvania.  According to the company’s 2009 10-K, over 99 percent of its US reserves are natural gas.2 According to the company, it “specialize[s] in developing unconventional reserves, including tight-sands gas, coal-bed methane and shale”,3 which often require hydraulic fracturing.    As a result, Williams is highly dependent on the hydraulic fracturing process.  Therefore, it may face significant business risks arising from financial, regulatory, litigation and reputational developments associated with this technology.

Hydraulic fracturing is a process that injects high volumes of water, chemicals and particles underground to create fractures through which gas can flow for collection.  Fracturing operations require significant land use modification, disruptive new roads, the trucking of toxic chemicals through established communities, and heavy water use.4  According to the industry, fracturing has been used in roughly 90 percent of wells in operation today and 60-80 percent of new wells will require fracturing to remain viable.5

1 Kirby Lee Davis, “Williams Plots $12 Billion Restructuring,” The Journal Record, January 19, 2010, available at: http://journalrecord.com/2010/01/19/williams-plots-12b-restructuring-energy/.
2 Williams Companies, Inc, SEC form 10-K, 2009, p.3
3 “Exploration and Production,” Williams website, available at: http://www.williams.com/exploration_production/, accessed: March 15, 2010.
4 Polly Howells, Don’t Frack With Our Water,” In These Times, October 4, 2009, available at: http://www.inthesetimes.com/article/4909/dont_frack_with_our_water/
5 “Energy and Economic Benefits,” Energy In Depth Fact Sheet, Available at:  http://www.energyindepth.org/in-depth/frac-in-depth/energy-and-economic-benefits/, Accessed: March 15, 2010.

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As a result of current and future widespread use, investors believe companies must increase disclosure to reflect this new dependence on hydraulic fracturing.  The proponent contends that Williams does not adequately address the risks associated with hydraulic fracturing nor does it provide sufficient information on the environmental impacts of its operations.

The proponent is not asking that  Williams or other companies stop hydraulic fracturing, but we do want to make sure that this drilling is done in a way that both minimizes its impact on drinking water and surrounding communities while also protecting the companies’ bottom lines.  The proponent is concerned that its investments may be undermined by company decision-making and policies that could fall behind public and regulatory expectations for environmental protection and is therefore requesting increased transparency.

Therefore, we urge shareholders to vote “yes” on proposal number 5 to increase transparency and disclosure.

Thank you for your support on this very important issue.

Sincerely,
Kristina Curtis
President
Green Century Equity Fund

This is not a solicitation of authority to vote your proxy.Please DO NOT send us your proxy card; the Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number five following the instruction provided on the on the management’s proxy mailing.

Shareholder response to the opposition statement of Williams Companies, Inc. Proposal # 5 Environmental Impact - Hydraulic Fracturing Risks

A proposal filed by the Green Century Equity Fund (the proponent) is centered on two concepts essential to investor confidence: disclosure and the mitigation of risks.

The proponent contends that Williams Companies fails to disclose risks associated with hydraulic fracturing. The company provides nominal information in its opposition statement and leaves out key information as described below:

WILLIAMS CLAIM: “Williams regularly reports on its performance in its Corporate Responsibility Report…The Board believes that the report requested by the proposal would not…provide any additional information that is not already publicly available.”

PROPONENT RESPONSE: The company’s Corporate Responsibility Report does not address this proposal. Investors are seeking a report summarizing the environmental impact of Williams’ hydraulic fracturing operations and discussion of the potential policies the company could adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water and soil quality from those activities.  While Williams’ most recent Corporate Responsibility Report does provide some information on general steps the company has taken to mitigate environmental, health and safety risks generally and to reclaim affected habitats – it fails to discuss any direct impacts or risks associated with hydraulic fracturing operations nor does it report on the steps the company is taking or could take to mitigate such risks.  For example:

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In its current reporting, Williams fails to report on key environmental risks, in particular risks associated with quality and quantity of water and wastewater.  Hydraulic fracturing is incredibly water intensive, with each well requiring one to three million gallons of water each time it is fractured. Because about 60-80 percent of the water used in fracturing returns to the surface, fracturing produces vast quantities of waste water that must be stored, transported, treated and disposed of.6 This water contains toxic chemicals used in the fracturing process, but also picks up naturally occurring radiation, dissolved solids and heavy metals in the process.   As a result, treatment and disposal pose numerous risks.  In its CSR report and SEC filings, Williams does not detail this key business risk.

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Williams fails to address the potential policies that the company could adopt above and beyond regulatory requirements to reduce or eliminate hazards to air, water and soil quality from fracturing, as requested by the second component of the proponent’s proposal. For example, the proponent would like the company to publicly disclose whether it has drilling operations standards to minimize risk, employs waste water recycling and reuse practices to reduce water use and minimize hazards to water quality and has policies that encourage the use of less toxic fracturing fluids to mitigate potential impacts.

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Williams fails to disclose risks associated with hydraulic fracturing in its SEC reporting.  With the release of 2009 10-K documents, the proponent began to see industry competitors increase disclosure relating to the risks associated with their fracturing operations. Other sector peers such as Cabot Oil & Gas, Chesapeake Energy, Range Resources, and Ultra Petroleum all engage in some level of reporting and disclosure on their fracturing operations.  While the proponent does not believe that any company is providing sufficiently comprehensive transparency of the myriad risks companies involved with fracturing face, the proponent contends Williams Companies’ failure to report on any risks is particularly problematic and lags behind sector peers.

WILLIAMS CLAIM:  “Hydraulic fracturing is a safe, well-tested engineered technology.”

PROPONENT RESPONSE: The term “hydraulic fracturing” can be read to have a narrow technical meaning—the fracturing of shales many thousands of feet below the earth’s surface through the use of fluids containing water, sand, and chemicals. The broader and more realistic term “fracturing operations” encompasses not only the technical definition of hydraulic fracturing deep below the ground but certainly also the movement, storage, and disposal of millions of gallons of water and thousands or tens of thousands of gallons of toxic chemicals (depending on the scale of the operation). These large amounts of material would not require such transport, storage, and disposal, with accompanying hazards to communities but for the use of hydraulic fracturing. As a result, investors contend companies that employ hydraulic fracturing and the attendant operational steps face a myriad of risks in the process.

Numerous sources, including a report prepared by consultancy Hazen and Sawyer for the New York City Department of Environmental Protection (NYC DEP) to inform its position regarding New York State’s draft environmental impact statement on hydraulic fracturing, illustrate both proven and alleged contamination incidents associated with combined drilling and hydraulic fracturing operations that could pose financial risks to the companies involved.  According to the report:

6 Anthony Andrews et al, “Unconventional Gas Shales: Development, Technology and Policy Issues,” Congressional Research Service, October 30, 2010, p. 33, available at: http://yosemite.epa.gov/sab/SABPRODUCT.NSF/A8D6431E6DF49503852576EF0047B08A/$File/Background+Doc-Unconventional+Gas+Shales+Development+Tech+and+Policy+Issues.pdf or http://assets.opencrs.com/rpts/R40894_20091030.pdf

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“The migration of fracking chemicals and/or poor quality formation water into overlying groundwater, watershed streams, reservoirs and directly into tunnels is a reasonably foreseeable risk.  The failures postulated above are not theoretical: they have occurred, at least with respect to impacts on streams and groundwater. A well-documented case occurred in Garfield County, Colorado in 2004 where natural gas was observed bubbling into the stream bed of West Divide Creek. In addition to natural gas, water sample analyses indicated ground water concentrations of benzene exceeded 200 micrograms per liter and surface water concentrations of benzene exceeded 90 micrograms per liter —90 times the NYSDEC Part 703 water quality limit for discharge of benzene to surface waters. Operator errors, in conjunction with the existence of a network of faults and fractures, led to significant quantities of formation fluids migrating vertically nearly 4,000 feet and horizontally over 2,000 feet, surfacing as a seep in West Divide Creek.”

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“Groundwater contamination from drilling in the Marcellus shale formation was reported in early 2009 in Dimock, PA, where methane migrated thousands of feet from the production formation, contaminating the fresh-water aquifer and resulting in at least one explosion at the surface. Migrating methane gas has reportedly affected over a dozen water supply wells within a nine square mile area.”

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“In addition to these cases, there have been numerous reports of smaller, localized contamination incidents that have resulted in well water being contaminated with brine, unidentified chemicals, toluene, sulfates and hydrocarbons. In most cases the exact cause or pathway of the contamination has not been pinpointed due to the difficulty in mapping complex subsurface features. The accumulating record of contamination events that are reportedly associated with, or in close proximity to hydrofracturing and natural gas well operations, suggest water quality impairments and impacts can be reasonably anticipated.”7

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In light of these findings the NYC DEP concluded, “Based on the latest science and available technology, as well as the data and limited analysis presented by the New York State Department of Environmental Conservation (DEC), high-volume hydrofracking and horizontal drilling pose unacceptable threats to the unfiltered fresh water supply of nine million New Yorkers.”8

WILLIAMS CLAIM:  “The Environmental Protection Agency also studied this issue in 2004, and concluded that hydraulic fracturing is safe.”

PROPONENT RESPONSE: Williams completely fails to mention that the EPA has launched a new study at Congress’s request which could have significant business implications or that the findings of EPA’s 2004 study have been controversial.

●	The proponent contends the upcoming 2010 EPA study is more important than the 2004 report
o
In October 2009, a congressional committee report on the FY2009-2010 Interior-Environment Appropriations bill asked EPA to study the impacts of hydraulic fracturing.  In March 2010, the EPA announced it will embark on a $1.9 million study to examine how hydraulic fracturing could impact drinking water.9  EPA’s Environmental Engineering Committee of its Science Advisory Board held an open meeting in April 2010 to discuss and solicit public comment on the proposed study of hydraulic fracturing and its potential impacts on public health and the environment.10

7 Hazen and Sawyer, Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the NYC Water Supply Watershed, December 22, 2009, page 45-46, available at: http://www.nyc.gov/html/dep/pdf/natural_gas_drilling/12_23_2009_final_assessment_report.pdf (emphasis added, internal citations removed.)
8 “Department of Environmental Protection Calls for Prohibition on Drilling in the New York City Watershed,” Press release, New York City Department of Environmental Protection, December 23, 2009, available at: http://www.nyc.gov/html/dep/html/press_releases/09-15pr.shtml (emphasis added.)
9 Juliet Eilperin, “EPA to Study Natural-Gas Drilling’s Effect on Water,” Washington Post, March 19, 2010, available at: http://www.washingtonpost.com/wp-dyn/content/article/2010/03/18/AR2010031805091.html
10 Environmental Protection Agency, Notification of a Public Meeting of the Scientific Advisory Board, Federal Register: March 18, 2010 (Volume 75, Number 52), available at: http://edocket.access.gpo.gov/2010/2010-5956.htm

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o
The proponent contends these new developments indicate that the EPA will be releasing new findings related to fracturing in the relatively near future which could have business implications for Williams.

●	The 2004 EPA report is controversial
o
According to EPA employee and whistleblower Weston Wilson, the EPA’s 2004 report was “scientifically unsound.” He continues, “While EPA’s report concludes this practice poses little or no threat to underground sources of drinking water, based on the available science and literature, EPA’s conclusions are unsupportable.”11

o	Others at the EPA contend the report’s conclusions have been over-applied. According to one of the study’s three main authors, Jeffrey Jollie, “It was never intended to be a broad, sweeping study.”12
o
In April 2010, EPA Administrator Lisa Jackson described the 2004 report in the following way: “That study is widely cited as saying, 'see, that proves it's safe,' and I don't think that's a fair or accurate summation of that study. I think that's an overbroad reading. We need some data."13

o	For these reasons, the proponent believes that the company’s reliance on the 2004 study is misguided and does not adequately protect investors from risk.

WILLIAMS CLAIM: “The measures we take to protect groundwater are in strict compliance with government mandates and are subject to close supervision by regulators.”

PROPONENT RESPONSE: If fracturing is so well regulated – why are local, state and federal policymakers all looking to enact new protections? As the use of hydraulic fracturing skyrockets, communities, regulators and investors are growing increasingly concerned about the environmental impacts of this process. Regulation at the state or federal level could have dramatic implications for all companies engaged in hydraulic fracturing by subjecting them to EPA oversight, potentially restricting areas in which hydraulic fracturing may be performed, limiting materials that may be used, or otherwise increasing costs.  As a result, investors believe Williams should be planning for increased regulation and reporting on those steps.

Regulatory Risk at the Federal Level:
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In June 2009, the Fracturing Responsibility and Awareness of Chemicals Act—or FRAC Act—was introduced in Congress to reinstate the EPA’s authority—restricted by the 2005 Energy Policy Act-- to regulate hydraulic fracturing under the Safe Drinking Water Act.14 As of early May 2010, there were 56 co-sponsors in the House and 8 in the Senate.

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Industry recognition of Federal regulatory risk: According to the industry trade association, the regulation could have profound implications on the natural gas industry.  “Anyone suggesting the FRAC Act will only have a minor impact on shale gas exploration efforts isn’t quite shooting you  straight…We’re talking about the possibility of a significant disruption of shale gas activity across the board,” said a spokesperson for Energy In Depth, which reportedly was formed to stave off federal controls over fracturing. 15  Given that the industry trade association acknowledges that the federal regulation on this issue will have a significant impact on operations, the proponent believes it is critical for companies to transparently recognize this risk and disclose the potential impacts on their business.

11 Letter from Weston Wilson to Senators Allard and Campbell and Representative DeGette (8 October 2004), available at: http://latimes.image2.trb.com/lanews/media/acrobat/2004-10/14647025.pdf.
12 Abrahm Lustgarten, “Drilling Process Causes Water Supply Alarm,” Denver Post, November 11, 2008, available at: http://www.denverpost.com/ci_11001835?source=rss
13 Tom Fowler, “EPA Administrator Defends Hydraulic Fracturing Study,” Houston Chronicle Blog post, April 28, 2010, available at: http://blogs.chron.com/newswatchenergy/archives/2010/04/epa_administrat.html
14 Senator Robert Casey, Jr, “Statement for the Record, Introduction of the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act,” June 9, 2009, available at: http://casey.senate.gov/newsroom/press/release/?id=3D78271C-E412-4B63-95B8-419E75CE2BB6

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Regulatory risk at the state level
While federal investigation and intervention are gaining momentum, efforts to restrict or regulate hydraulic fracturing are also accelerating in the states where natural gas drilling and hydraulic fracturing occur.  Recently, state regulators in Colorado passed more restrictive rules and New York and Pennsylvania are considering increased regulation. This poses particular risks for Williams in each area. Williams has operations in Colorado and Pennsylvania, making it very susceptible to regulatory risk in those states.
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COLORADO: Williams has significant operations in Colorado; therefore, the recently made changes to the state’s regulatory structure have the potential to pose sizable impacts to company operations.  According to its 2009 10-K, the company’s largest area of concentrated development is the Piceance basin in northwest Colorado, but the company provides no information about the risks it faces in the region.  Furthermore, the company argued against increased regulations, alleging portions would impose excessive and unnecessary compliance burdens on the company, yet does not disclose such an impact in any of its public materials.16

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PENNSYLVANIA:  In January 2010 the Governor of Pennsylvania announced new rules that would strengthen the state’s regulation and increase protections on drinking water.17 Pennsylvania has embraced natural gas drilling much more than its neighbor, New York.  As a result, these new regulations could result in increased operating costs, limit expansion and result in substantial business risks. Williams has operations in the Pennsylvania portion of the Marcellus Shale; therefore the company faces risks associated with these proposed regulations.

Company recognition of regulatory risk
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A striking indication that future regulations have the potential to dramatically influence natural gas development using hydraulic fracturing was contained in the merger agreement between oil giant ExxonMobil and shale gas heavyweight XTO Energy. ExxonMobil protected its right to back out of the deal if state or federal regulations significantly restrict hydraulic fracturing, rendering it illegal or “commercially impracticable”.18 This is a clear indication that the industry recognizes there is substantial risk associated with potentially increased regulation.  As a result, the proponent believes the company should provide a more detailed discussion of such risks to help ensure that it is sufficiently prepared to respond to these regulatory changes.

The regulatory trends and uncertainties documented above demonstrate that companies and shareholders should expect regulatory restrictions to tighten in the future.   The proponent contends that in the current regulatory climate, compliance with existing regulations is a lagging indicator of risk management and responsible companies must develop additional strategies to anticipate and prevent costs and risks associated with future regulations.

15 Mike Soraghan, “U.S. Fracking Regulations Won’t Halt ‘Shale Gale’—report,” E&E News, March 10, 2010.
16 “Preliminary Prehearing Statement of Williams Production RMT Co.” before the Oil and Gas Conservation Commission, State of Colorado, Cause No. 1R, Docket No. 0803-RM-02, May 9, 2008.
17 “Pennsylvania Plans More Gas Drilling Regulation,” Reuters, January 28, 2010, available at: http://uk.reuters.com/article/idUKN2812147220100128
18 Russell Gold, “Exxon Can Cancel Deal If Drilling Method is Restricted,” The Wall Street Journal, December 16, 2009, available at: http://online.wsj.com/article/SB10001424052748703581204574600111296148326.html?KEYWORDS=hydraulic+fracturing

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WILLIAMS CLAIM: “…[W]e currently recycle over 90% of the water used in our fracturing operations in the Piceance and the San Juan basin.  This recycling greatly lessens the demand on local natural water resources, such as the Colorado River and shallow aquifers.  Our current plan is to expand our recycling operations in the Ft. Worth basin in 2010 and possibly the Appalachian basin.  Williams recycled 10,000 barrels of water per day on average last year.”

PROPONENT RESPONSE:
The disclosure above is exactly the type of information the proponent sought through the filing of this proposal.  The company needs to provide this and more information in a transparent and accessible format, rather than only addressing one of many risk factors in its opposition statement.  As stated above, Williams fails to provide adequate information anywhere else in its existing reporting. The company appears to have systems in place to track its water use and recycling; therefore, the proponent assumes gathering and reporting on such information would not be unduly burdensome and would provide investors vital information necessary to gauge whether the company is appropriately addressing risk. Water scarcity is a real threat to the company’s operations given its presence in the Rocky Mountain West and Texas, as a result, without accurate information, investors face potential risks to shareholder value.

WILLIAMS CLAIM:   “Williams supports disclosure of information regarding chemicals in hydraulic fracturing fluid by industry service providers of these fluids.”

PROPONENT RESPONSE:  To our knowledge, this is the first time that the company has made such a statement publicly.  The proponent commends the company for this statement and encourages the company to make this position better known – but we also recognize that it may have taken this shareholder proposal to prompt the statement. Investors deserve action, not words.  Williams faces reputational risks unless it also recognizes that public expectations on disclosure are shifting and takes actions to meet such changing expectations.

WILLIAMS CLAIM:  “…[T]he U.S. Occupational Safety and Health Administration (OSHA) and the Toxic Substances Control Act contain chemical recordkeeping rules, including maintaining ‘Material Safety Data Sheets’ at the well site where hydraulic fracturing chemicals are being used.”

PROPONENT RESPONSE: MSDS reports do not require comprehensive disclosure. The reports are designed solely to satisfy OSHA requirements for worker protection. MSDS reports are often inconsistent and hard to use.  The proponent contends MSDS reports do not provide sufficient information to accurately assess the environmental and human health threat associated with the chemicals used in the fracturing process.

WILLIAMS CLAIM:  “…[V]arious websites, such as Energy in Depth, provide a thorough background on hydraulic fracturing and a detailed description of the typical chemical solution used.”

PROPONENT RESPONSE:  The available information about types of chemicals used in fracturing generally does not clarify which chemicals are used or avoided by Williams Companies.   Even “Energy In Depth” lists chemicals typically used that may pose substantial health and environmental threats with significant business implications.  For example, the site states glutaraldehyde, a volatile toxic compound, which easily vaporizes and poses serious localized toxic air pollution concerns, is commonly used in fracturing operations. As a result, according to New York State’s, draft environmental impact statement on fracturing, based on likely concentrations of glutaraldehyde in production water, if a company were to store its enormous volumes of production water in open impoundments, a fence 765 meters [836 yards] from the impoundment would be required to prevent exposures in excess of state air quality guidance.19 This could dramatically increase the amount of land demanded by fracturing operations and accordingly, drive costs up substantially.  Additional disclosure by the company would be needed to identify which chemicals are used by Williams Companies, and how they affect risks associated with the company’s operations.

19 New York State Department of Environmental Conservation, “Draft Supplemental Generic Environmental Impact Statement on the Oil, Gas and Solutions Mining Regulatory Program, “posted on September 30, 2009, available : http://www.dec.ny.gov/energy/58440.html

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WILLIAMS POSITION:  “…[S]uch additives typically make up less than 0.5 percent of the solution injected into wells, which is otherwise water and sand.”

PROPONENT RESPONSE:  Hydraulic fracturing fluids include numerous hazardous chemicals.  In its opposition statement, Williams states that chemical additives make up only .5 percent of fracturing fluid.  While the statement may be literally accurate, it is also misleading and underplays the associated risks because it fails to convey the enormous volumes of chemicals used to fracture wells.  If a fracturing operation using 3 million gallons of water—and some use much more—to fracture one well one time, that .5 percent means that the company is using 15,000 gallons of chemicals.20 Often companies will fracture a well more than once.

ADDITIONAL PROPONENT CONCERNS: Williams also fails to accurately reflect the business risks associated with the management of the chemicals necessary for the fracturing process.
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These chemicals must be trucked to drill sites, stored on site, pumped into the ground, and disposed of properly, which often requires them to be piped or trucked away.  The company faces significant financial risks including the potential for enforcement actions or even litigation if problems occur at any point in this process.

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Huge amounts of chemicals are necessary for fracturing operations, heightening risk and potential business expenses. Hazen and Sawyer noted that well service companies and chemical suppliers providing data for New York State’s draft supplemental generic environmental impact statement for natural gas extraction and hydraulic fracturing (dSGEIS) list 197 chemical products and 260 unique chemicals.21  To extrapolate the amount of chemicals produced through the life of a well, Hazen and Sawyer, the consultants to New York City, estimated that a four million gallon fracturing job, containing less than 0.5% chemicals, would be comprised of roughly 82 tons of chemicals. If the percentage of chemicals goes up to 1 or 2% of the mixture, the tonnages increase to 167 tons and 324 tons, respectively. They assumed the development of 6,000 wells in New York over 20 years, with mixtures containing 1% chemicals, and estimated 150 to 230 tons of chemicals would be used per day, and even higher in cases of refracturing of wells.22  Proper management and disposal of these chemicals can drive up operating costs.

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These toxic fluids have the potential to contaminate groundwater and the surrounding environment.  Analysis done by the Environmental Working Group and The Endocrine Disruption Exchange, “found that at least 65 chemicals used by natural gas companies in Colorado are listed as hazardous under 6 major federal laws designed to protect Americans from toxic substances. If any one of these 65 chemicals were emitted or discharged from an industrial facility, reporting to the US EPA would be mandatory, and in most cases permits would require strict pollution limits and companies would be subject to specific cleanup standards. But because these same chemicals are used in natural gas drilling operations they are completely exempt from environmental reporting requirements, and their use is not controlled in any meaningful way.”23

20 U.S. Geologic Survey, “Water Resources and Natural Gas Production from the Marcellus Shale”, Fact Sheet 2009-3032, May 2009, available at: http://md.water.usgs.gov/publications/fs-2009-3032/fs-2009-3032.pdf
21 Hazen and Sawyer, “Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the New York City Water Supply Watershed”, Prepared for the New York City Department of Environmental Protection, December 2009, page 36.
22 Hazen and Sawyer, “Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the New York City Water Supply Watershed”, Prepared for the New York City Department of Environmental Protection, December 2009, page 34-35.
23 Dusty Horwitt, “Colorado’s Chemical Injection,” June 2008, available at: http://www.ewg.org/reports/injection

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When produced water is filtered, a toxic sludge contaminated with chemicals and radioactive materials is produced and must be disposed of. According to media reports, the sludge produced in New York or Pennsylvania could need to be transported to a landfill that can accept such toxics, and may need to travel as far as Idaho or Washington because such facilities are limited.24

The proponent is concerned that its investments may be undermined by company decision-making and policies that could fall behind public and regulatory expectations for environmental protection.  The proponent’s proposal requests increased transparency.  In the absence of meaningful disclosure, investors have no way of fully assessing the risks and rewards from investing in various companies in the energy sector, and are concerned about shocks to shareholder value. Shareholders need assurance that companies are candidly disclosing these risks and are adopting best management practices to minimize them.

Corporate policies for the management of environmental issues related to hydraulic fracturing may ultimately play a key role in determining each company’s ability to maintain or expand its operations in this promising area of growth. The Proposal seeks information so shareholders can assess how the company is addressing environmental challenges, and whether the company is effectively positioned to seize the new market opportunities associated with natural gas development.  Currently, Williams does not provide sufficient information in this area.

This is not a solicitation of authority to vote your proxy.Please DO NOT send us your proxy card; the Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number five following the instruction provided on the on the management’s proxy mailing.

24 Abrahm Lustgarten, “Is New York’s Marcellus Shale Too Hot to Handle?” ProPublica, November 9, 2009, available at: http://www.propublica.org/feature/is-the-marcellus-shale-too-hot-to-handle-1109

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